SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 9, 2006

Commission File Number: 000-50825

GPC BIOTECH AG

(Exact name of registrant as specified in its Charter)

Fraunhoferstrasse 20

D-82152 Martinsried/Munich, Germany

Tel: 011 49 89 8565 2600

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 9, 2006

GPC BIOTECH AG

By:	/s/ Bernd Seizinger
Name:	Bernd Seizinger, M.D., Ph.D.
Title:	CEO

By:	/s/ Mirko Scherer
Name:	Mirko Scherer, Ph.D.
Title:	Senior Vice President and CFO

INDEX

Exhibit 1	GPC Biotech Reports Financial Results for the Third Quarter of 2006.

EXHIBIT 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

GPC Biotech Reports Financial Results

for Third Quarter and First Nine Months of 2006

•	Revenues more than tripled in third quarter 2006 compared to the same period in 2005

•	Revenue guidance increased for the full year 2006; now expected to exceed € 22 million

•	Cash and equivalents € 114 million (~$145 million) as of September 30, 2006

Martinsried/Munich (Germany), Waltham, Mass. and Princeton, N.J., November 9, 2006 –

GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX 30; NASDAQ: GPCB) today reported financial results for the third quarter and first nine months ended September 30, 2006.

Quarter over quarter results: third quarter 2006 compared to second quarter 2006

Revenues for the third quarter of 2006 were € 6.6 million compared to € 5.6 million for the previous quarter. Research and development (R&D) expenses were € 20.1 million for the third quarter of 2006 compared to €14.5 million for second quarter of 2006. General and administrative (G&A) expenses for the second quarter were € 6.1 million compared to € 5.8 million for the previous quarter. The Company’s net loss increased to € (18.7) million in the third quarter of 2006, compared to € (15.2) million for the previous quarter. Basic and diluted loss per share was € (0.57) for the third quarter of 2006 compared to € (0.46) for the previous quarter.

Comparison to previous year: third quarter 2006 compared to third quarter 2005

Revenues for the three months ended September 30, 2006 increased 214% to € 6.6 million compared to € 2.1 million for the same period in 2005. The increase in revenues is due to the co-development and license agreement for satraplatin for Europe and certain other territories with Pharmion that was signed in

December 2005. R&D expenses increased 36% for the third quarter of 2006 to € 20.1 million compared to € 14.8 million for the same period in 2005. This increase was mainly due to the accrual of a milestone obligation to Spectrum Pharmaceuticals, Inc. in the amount of € 4.8 million, which will become due upon the acceptance for filing of a New Drug Application for satraplatin by the U.S. FDA and the acceptance of the Marketing Authorization Application (MAA) in Europe. G&A expenses for the third quarter of 2006 increased 32% to € 6.1 million compared to € 4.6 million for the same quarter in 2005. G&A expenses for the third quarters of both 2006 and 2005 included a non-cash charge related to a contractual loss on a sublease. This charge was € 0.9 million for the third quarter of 2006 compared to € 0.1 million for the same period in 2005. Net loss for the third quarter of 2006 increased 13% to € (18.7) million compared to € (16.5) million for the third quarter of 2005. Basic and diluted loss per share was € (0.57) for the third quarter of 2006 compared to € (0.55) for the same period in 2005.

First nine months of 2006 compared to first nine months of 2005

Revenues increased 171% to € 17.6 million for the nine months ended September 30, 2006, compared to € 6.5 million for the same period in 2005. Research and development (R&D) expenses increased 23% to

€ 49.1 million for the first nine months of 2006 compared to € 39.9 million for the same period in 2005. In the first nine months of 2006, general and administrative (G&A) expenses increased 7% to € 16.2 million compared to € 15.1 million for the first nine months of 2005. Net loss for the first nine months of 2006 increased 4% to € (46.8) million compared to € (44.9) million for the first nine months of 2005. Basic and diluted loss per share was € (1.44) for the first nine months of 2006 compared to € (1.51) for the same period in 2005.

As of September 30, 2006, cash, cash equivalents, marketable securities and short-term investments totaled € 113.9 million (December 31, 2005: € 95.2 million), including € 1.6 million in restricted cash. Net cash burn for the first nine months of 2006 was € 18.2 million with net cash generated of € 12.8 million in the first quarter of 2006, net cash burn of € 16.1 million for the second quarter of 2006 and net cash burn of € 14.6 million for the third quarter of 2006. Net cash burn/generated is derived by adding net cash provided by (used in) operating activities and purchases of property, equipment and licenses. The figures used to calculate net cash burn are contained in the Company’s unaudited consolidated statements of cash flows for the nine-month period ended September 30, 2006.

“Our revenues more than tripled in the third quarter of 2006 compared to the same period in 2005 due to our co-development and license agreement with Pharmion,” said Mirko Scherer, Ph.D., Senior Vice President and Chief Financial Officer. “With the revenue that we have already recognized this year under the terms of this deal, we are able to increase our guidance for the full year 2006. Originally, we expected to approximately double the 2005 revenue amount of € 9.3 million to just under € 19 million. We now expect to book revenues of more than € 22 million for 2006.”

Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer, said: “In the third quarter of 2006, we achieved a landmark event in the corporate history of GPC Biotech, with the announcement of positive results on progression-free survival from our Phase 3 registrational trial with our lead anticancer drug candidate satraplatin. These results will form the basis of our NDA filing, which we expect to submit to the FDA in the next six to twelve weeks, with the goal of filing by the end of this year. They will also serve as the basis for our partner Pharmion to move forward with the MAA filing in Europe in the first half of 2007. We are also moving forward aggressively to further build our marketing and sales infrastructure in the U.S. for the commercialization of satraplatin.”

Highlights from the third quarter of 2006 and later

•	Positive results announced from satraplatin pivotal Phase 3 SPARC trial

•	Highly statistically significant results seen for progression-free survival endpoint (p<0.00001)

•	40% reduction in risk of disease progression seen with satraplatin compared to control

•	New clinical trials opened with satraplatin

•	Phase 2 randomized study evaluating satraplatin in combination with Tarceva® (erlotinib) in patients with advanced non-small cell lung cancer

•	Phase 1/2 study evaluating satraplatin in combination with radiation therapy and Xeloda® (capecitabine) in patients with rectal cancer

•	Phase 1 study evaluating satraplatin in combination with Gemzar® (gemcitabine) in patients with advanced solid tumors

•	In vitro data presented evaluating satraplatin in combination with Tarceva at the EORTC-NCI-AACR meeting on molecular targets and cancer therapeutics

Conference call scheduled

As previously announced, the Company has scheduled a conference call to which participants may listen via live webcast, accessible through the GPC Biotech Web site at www.gpc-biotech.com or via telephone. A replay will be available via the Web site following the live event. The call, which will be conducted in English, will be held on November 9th at 14:00 CET/8:00 AM EST. The dial-in numbers for the call are as follows:

European participants: 0049 (0)69 5007 1307 or 0044 (0)20 7806 1955

U.S. participants: 1-718-354-1388

About GPC Biotech

GPC Biotech AG is a publicly traded biopharmaceutical company focused on discovering, developing and commercializing new anticancer drugs. GPC Biotech’s lead product candidate – satraplatin – is an oral platinum-based compound that has shown highly statistically significant results for progression-free survival in a Phase 3 registrational trial as a second-line chemotherapy treatment in hormone-refractory prostate cancer. The U.S. FDA has granted fast track designation to satraplatin for this indication, and the rolling NDA submission process for this compound is underway. Satraplatin was in-licensed from

Spectrum Pharmaceuticals, Inc. GPC Biotech is also developing a monoclonal antibody with a novel mechanism-of-action against a variety of lymphoid tumors, currently in Phase 1 clinical development, and has ongoing drug development and discovery programs that leverage its expertise in kinase inhibitors. GPC Biotech AG is headquartered in Martinsried/Munich (Germany), and its wholly owned U.S. subsidiary has sites in Waltham, Massachusetts and Princeton, New Jersey. For additional information, please visit GPC Biotech’s Web site at www.gpc-biotech.com.

This press release contains forward-looking statements, which express the current beliefs and expectations of the management of GPC Biotech AG, including summary statements relating to topline results of the SPARC trial and summary statements relating to the potential efficacy and safety profile of satraplatin. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release. In particular, there can be no guarantee that topline results from the satraplatin Phase 3 clinical trial in second-line hormone refractor prostate cancer will be confirmed upon full analysis of the results of the trial and additional information relating to the safety, efficacy or tolerability of satraplatin may be discovered upon further analysis of data from the SPARC trial or analysis of additional data from other ongoing clinical trials for satraplatin. Furthermore, even if these topline results are confirmed upon full analysis of the trial, we cannot guarantee that satraplatin will be approved for marketing in a timely manner, if at all, by regulatory authorities nor that, if marketed, satraplatin will be a successful commercial product. We direct you to GPC Biotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of GPC Biotech. Forward-looking statements speak only as of the date on which they are made and GPC Biotech does not undertake any obligation to update these forward-looking statements, even if new information becomes available in the future.

The scientific information discussed in this press release related to satraplatin is preliminary and investigative. Satraplatin has not yet been approved by the FDA in the U.S., the EMEA in Europe or any other regulatory authority and no conclusions can or should be drawn regarding its safety or effectiveness. Only the relevant regulatory authorities can determine whether satraplatin is safe and effective for the use(s) being investigated.

Gemzar® (gemcitabine) is a registered trademark of Eli Lilly and Company.

Tarceva® (erlotinib) is a registered trademark of OSI Pharmaceuticals, Inc.

Xeloda® (capecitabine) is a registered trademark of Hoffmann-La Roche AG.

GPC Biotech AG

Martin Braendle

Director, Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 781 890 9007 X267 or +1 609 524 1000

usinvestors@gpc-biotech.com

Additional Media Contacts:

In Europe:

Maitland Noonan Russo: Brian Hudspith

Phone: +44 (0)20 7379 5151

bhudspith@maitland.co.uk

In the U.S.:

Noonan Russo: David Schull

Phone: +1 858 546-4810

david.schull@eurorscg.com

- Financials follow -

Condensed Consolidated Statements of Operations (U.S. GAAP)

	Three months ended September 30,		Nine months ended September 30,
in thousand €, except share and per share data	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)
Collaborative revenues (a)	6,480	2,126	17,303	6,494
Grant revenues	86	—	280	—
Total revenues	6,566	2,126	17,583	6,494

Research and development expenses	20,072	14,768	49,126	39,904
General and administrative expenses	6,070	4,599	16,247	15,115
In-process research and development	—	—	—	683
Amortization of intangible assets	70	160	213	420
Total operating expenses	26,212	19,527	65,586	56,122

Operating loss	(19,646)	(17,401)	(48,003)	(49,628)
Other income (expense), net	(105)	240	(2,252)	2,341
Interest income	1,084	686	3,120	2,462
Interest expense	(21)	(22)	(65)	(89)

Net loss before cumulative effect of change in accounting principle	(18,688)	(16,497)	(47,200)	(44,914)
Cumulative effect of change in accounting principle	—	—	433	—

Net loss	(18,688)	(16,497)	(46,767)	(44,914)

Loss per share before change in accounting principle	(0.57)	(0.55)	(1.45)	(1.51)

Cumulative effect of change in accounting principle	—	—	0.01	—

Basic and diluted loss per share, in euro	(0.57)	(0.55)	(1.44)	(1.51)

Shares used in computing basic and diluted loss per share	33,208,042	30,091,361	32,554,200	29,762,459
__________ (a) Revenues from related party Collaborative revenues	2,483	2,047	5,827	6,304

See accompanying notes to unaudited condensed consolidated financial statements.

Condensed Consolidated Balance Sheets (U.S. GAAP)

in thousand €, except share data and per share data

Assets	September 30, 2006 (unaudited)	December 31, 2005
Current assets
Cash and cash equivalents	49,695	30,559
Marketable securities and short-term investments	62,628	63,061
Accounts receivable	—	31,326
Accounts receivable, related party	—	1,436
Prepaid expenses	1,543	1,333
Other current assets	2,668	3,920

Total current assets	116,534	131,635

Property and equipment, net	3,644	4,103
Intangible assets, net	527	1,072
Other assets, non-current	1,131	838
Restricted cash	1,566	1,615

Total assets	123,402	139,263

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	1,261	2,141
Accrued expenses and other current liabilities	14,870	11,274
Current portion of deferred revenue, related party	1,753	5,228
Current portion of deferred revenue	10,159	19,548

Total current liabilities	28,043	38,191

Deferred revenues, related party, net of current portion	—	975
Deferred revenue, net of current portion	10,086	12,053
Convertible bonds	2,380	2,334
Other liabilities, non-current	3,724	2,177

Shareholders’ equity
Ordinary shares, € 1 non-par, notional value;
Shares authorized: 62,695,630 at September 30, 2006 and 53,780,630 at December 31, 2005
Shares issued and outstanding: 33,263,398 at September 30, 2006 and 30,151,757 at December 31, 2005	33,264	30,152
Additional paid-in capital	323,716	284,931
Accumulated other comprehensive loss	(1,587)	(2,093)
Accumulated deficit	(276,224)	(229,457)

Total shareholders’ equity	79,169	83,533

Total liabilities and shareholders’ equity	123,402	139,263

See accompanying notes to unaudited condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows (U.S. GAAP)

	Nine months ended September 30,
in thousand €	2006 (unaudited)	2005 (unaudited)
Cash flows from operating activities
Net loss	(46,767)	(44,914)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,324	2,997
Amortization	213	420
Compensation cost for stock option plans and convertible bonds	5,124	5,001
Loss accrual on sublease contract	1,956	2,894
Acquired in-process research and development	—	683
Cumulative effect of change in accounting principle	(433)	—
Change in accrued interest income on marketable securities and short-term investments	(328)	(23)
Bond premium amortization	468	430
Other-than-temporary impairment on marketable securities	390	—
Gain on disposal of property and equipment	(23)	(80)
Changes in operating assets and liabilities:
Accounts receivable, related party	1,436	813
Accounts receivable	31,326	(30)
Other assets, current and non-current	959	1,062
Accounts payable	(814)	1,713
Deferred revenue, related party	(4,450)	(3,899)
Deferred revenue	(11,356)	333
Other liabilities and accrued expenses	3,791	2,195

Net cash used in operating activities	(17,184)	(30,405)

Cash flows from investing activities
Purchases of property, equipment and licenses	(979)	(3,482)
Proceeds from the sale of property and equipment	45	113
Proceeds from the sale or maturity of marketable securities and short-term investments	20,445	35,803
Purchases of marketable securities and short-term investments	(19,906)	(31,408)

Net cash (used in) / provided by investing activities	(395)	1,026

Cash flows from financing activities

Proceeds from issuance of shares, net of payments for cost of transaction	36,080	—
Proceeds from issuance of shares in asset acquisition, net of payments for costs of transaction	—	10,412
Proceeds from issuance of convertible bonds	140	—
Payments for cancellation of convertible bonds	—	(8)
Proceeds from exercise of stock options and convertible bonds	1,032	347

Net cash provided by financing activities	37,252	10,751
Effect of exchange rate changes on cash	(490)	1,470
Changes in restricted cash	(47)	1,039
Net increase/(decrease) in cash and cash equivalents	19,136	(16,119)
Cash and cash equivalents at the beginning of the period	30,559	59,421

Cash and cash equivalents at the end of the period	49,695	43,302

Supplemental Information:
Cash paid for interest	8	76
Non-cash investing and financing activities:
Net assets acquired in exchange for shares in connection with asset acquisition	—	2,667

See accompanying notes to unaudited condensed consolidated financial statements.

Condensed Consolidated Statements of Changes in Shareholders’ Equity (U.S. GAAP)

	Ordinary shares		Additional Paid- in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
in thousand €, except share data	Shares	Amount
Balance as of December 31, 2004	28,741,194	28,741	266,074	(2,732)	(167,250)	124,833

Components of comprehensive loss:
Net loss					(44,914)	(44,914)
Change in unrealized gain on available-for-sale securities				(362)		(362)
Accumulated translation adjustments				1,343		1,343

Total comprehensive loss						(43,933)
Issuance of shares in asset acquisition	1,311,098	1,311	11,768			13,079
Exercise of stock options and convertible bonds	64,693	65	288			353
Compensation costs, stock options and convertible bonds			5,001			5,001

Balance as of September 30, 2005 (unaudited)	30,116,985	30,117	283,131	(1,751)	(212,164)	99,333

Balance as of December 31, 2005	30,151,757	30,152	284,931	(2,093)	(229,457)	83,533

Components of comprehensive loss:
Net loss					(46,767)	(46,767)
Change in unrealized gain on available-for-sale securities				636		636
Accumulated translation adjustments				(130)		(130)

Total comprehensive loss						(46,261)
Cumulative effect of change in accounting principle			(433)			(433)
Issuance of shares	2,860,000	2,860	33,220			36,080
Exercise of stock options and convertible bonds	251,641	252	874			1,126
Compensation costs, stock options and convertible bonds			5,124			5,124

Balance as of September 30, 2006 (unaudited)	33,263,398	33,264	323,716	(1,587)	(276,224)	79,169

See accompanying notes to unaudited condensed consolidated financial statements.

GPC Biotech AG

Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of GPC Biotech AG (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), applicable to interim financial reporting, specifically Accounting Principles Board Opinion No. 28 “Interim Financial Reporting”. These unaudited condensed consolidated financial statements do not include all information and disclosures required for a complete set of financial statements. However in the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and nine-month periods ended September 30, 2006 are not necessarily indicative of results to be expected for the full year ending December 31, 2006. The balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date, but does not include all of the information required by U.S. GAAP for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2005.

Certain prior period amounts in the statement of operations and statement of cash flows have been reclassified to conform to current period presentation. The Company has reclassified investments in money market funds from marketable securities and short-term investments to cash and cash equivalents in prior periods. Accordingly, the Company has revised the classification to exclude € 33.8 million from marketable securities and short-term investments at September 30, 2005 and to include such amount under cash and cash equivalents. In addition, the Company has reclassified the purchase and sale of these investments in money market funds and their foreign currency effects in its consolidated statements of cash flows, which decreased cash used in investing activities by € 31.2 million and decreased cash used in operations by € 2.6 million for the nine months ended September 30, 2005. The reclassifications had no impact on the Company’s results of operations or its overall financial position.

2.	New Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 is an interpretation of FASB Statement No. 109, “Accounting for Income Taxes,” and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective as of the beginning of 2007 fiscal year. The Company is currently evaluating the impact, if any, that FIN 48 will have on its financial statements.

On September 15, 2006 the FASB issued FASB Statement No. 157 on fair value measurement. The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. The Company believes that this new standard does not have a material impact on its financial statements.

3.	Share-based Compensation

Prior to January 1, 2006 the Company accounted for stock options and convertible bonds under the expense provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). As of

January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS 123R”) using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation costs for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

Prior to the adoption of SFAS 123R, the Company recorded all forfeitures of share-based compensation in the statements of operations as they occurred. Upon adoption of SFAS 123R, the Company estimated the forfeitures of unvested share-based compensation at January 1, 2006, and recorded a cumulative effect of change in accounting principle in the statement of operations in the amount of € 0,4 million.

The Company has three share-based compensation plans: a stock option plan, a convertible bond plan and stock appreciation rights (SARs). These plans have been described in the footnotes to the consolidated financial statements for the year ended December 31, 2005. Compensation costs charged to research and development and general and administrative expense for the nine-month period ended September 30, 2006 and 2005 were € 5,124,000 and € 5,001,000, respectively. As SFAS 123R has been adopted using the modified-prospective-transition method, stock-based compensation costs for the three-month and nine-month periods ended September 30, 2005 have not been adjusted for the effects of adopting SFAS 123R as of the beginning of that period.

The fair value of instruments issued under the share-based compensation plans was calculated using an option pricing model. The following table summarizes the assumptions used in calculating the fair value in the nine-month period ended September 30, 2006 and 2005:

	2006	2005
Period granted
Risk-free rate	2.90%	2.90%
Dividend yield	0.0%	0.0%
Volatility	60.36%	77.81%
Option grant valuation method	Multiple option	Single option
Estimated life	Vesting period plus 1.04 years	4 years

Under SFAS 123R, SARs will continue to be accounted for as liability awards, however the timing of the recognition of the award expense is different than before the adoption. The ultimate expense for SARs, if any, is the same after the adoption of SFAS 123R as before the adoption.

As a result of adopting SFAS 123R on January 1, 2006, the Company’s loss before income taxes and net loss for the nine months ended September 30, 2006, is € 382,000 lower than if it had continued to account for share-based compensation under SFAS 123. Basic and diluted loss per share for the nine months ended September 30, 2006 are € 0.01 lower than if the Company had continued to account for share-based compensation under SFAS 123.

4.	Commitments and Contingencies

As of September 30, 2006, the Company accrued for two milestone obligations to a third party whereby an amount of € 4.8 million was charged to research and development expenses. These contractual obligations become due upon the acceptance for filing of a New Drug Application (NDA) by the U.S. Food and Drug Administration (FDA), as well as upon the acceptance for filing of the first Marketing Authorization Application (MAA) with the European Medicines Agency (EMEA). Based on the positive results from the satraplatin Phase 3 registration trial in second-line hormone-refractory prostate cancer announced during the three months ended September 30, 2006, the Company deemed both milestone events to be probable.

In connection with the acceptance for filing of the first MAA with the EMEA, the Company is entitled to receive a net milestone payment of approximately € 5.4 million. The contingent gain will be recognized as revenue when the milestone is achieved.

In the first quarter of this year the Company initiated a cash bonus plan to retain the Company’s employees and tied this to the dates that satraplatin gains marketing approval in the U.S. and in Europe. Furthermore, the Company has several other contingent commitments regarding payments pending on meeting milestones relating to research and development activities. As of September 30, 2006 there were no recorded liabilities and expenses recognized with respect to the cash bonus plan or other research and development milestones.

In the second quarter of 2006 the Company decided not to reoccupy office and laboratory space at the end of a sublease term as it had initially planned. As a result, the Company recorded a provision for this space for the period from the expiration of the current sublease through the end of the Company’s original lease term. The provision was calculated based on the current estimate of the fair value of potential sublease rental income during that period.

At the end of the third quarter, the Company was informed by the current tenant that it would not enter into the proposed sublease contract extension. The Company therefore adjusted its estimate of the future sublease rental income to reflect current market conditions.

An additional loss in the amount of € 0.9 million was recognized in general and administrative expenses in the three months ended September 30, 2006. The total sublease loss recorded in the first nine months amounts to € 2.0 million. This amount represents the discounted future estimated net cash disbursements over the remaining period of the lease agreement.

The Company may be party to certain legal proceedings and claims which arise during the ordinary course of business. In the opinion of management, the ultimate outcome of these matters will not have material adverse effects on the Company’s financial position, results of operations or cash flows.

5.	Loss per Share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted average number of common and dilutive common equivalent shares from stock options and convertible debt using the treasury stock method. For all periods presented, diluted net loss per share is the same as basic net loss per share, as the inclusion of weighted average shares of common stock issuable upon the exercise of stock options and convertible debt would be antidilutive.

6.	Comprehensive Loss

Comprehensive loss was € 41.5 million and € 43.9 million for the nine months ended September 30, 2006 and 2005, respectively. Comprehensive loss is composed of net loss, unrealized gains and losses on marketable securities and short-term investments and cumulative foreign currency translation adjustments. Accumulated other comprehensive loss at September 30, 2006 and 2005 reflected € 0.4 million and € 0.1 million of unrealized gains on marketable securities and short-term investments and € 2.0 million and € 1.9 million of cumulative foreign currency translation loss adjustments, respectively.

In the second quarter of 2006, a loss in the amount of € 0.4 million was reclassified out of accumulated other comprehensive loss and recognized in the statement of operations. The loss related to available-for-sale marketable equity securities that were deemed to be other-than-temporarily impaired. In the third quarter the fair value of these equity instruments increased by € 0.1 million. The unrealized gain was recorded in accumulated other comprehensive loss.

7.	Shareholders’ Equity

On February 23, 2006, the Company issued 2,860,000 new ordinary shares at € 12.67 per share for a total amount of € 36.2 million through a private placement. The transaction was recorded in shareholders’ equity net of transaction costs of € 0.1 million.

During the nine months ended September 30, 2006, employees and convertible bondholders of the Company exercised some of their fully vested options and convertible bonds, receiving 251,641 new ordinary shares of the Company.

8.	Additional Disclosures

The following disclosures are provided to comply with disclosure requirements of the Exchange Rules of the Frankfurt Stock Exchange.

Number of Employees

As of September 30, 2006 and 2005, the number of employees totalled 228 and 229, respectively.

Shareholdings of Management

As of September 30, 2006, the members of the Management Board and Supervisory Board held shares, stock options, convertible bonds and stock appreciation rights in the amounts set forth in the table below:

	Number of Shares	Number of Stock Options	Number of Convertible Bonds	Number of Stock Appreciation Rights
Management Board
Bernd R. Seizinger, M.D., Ph.D.	61,500	1,199,790	708,500	—
Elmar Maier, Ph.D.	170,000	289,000	291,000	—
Sebastian Meier-Ewert, Ph.D.	229,405	299,000	330,500	—
Mirko Scherer, Ph. D.	24,000	359,000	301,000	—

Supervisory Board
Jürgen Drews, M.D. (Chairman)	41,300	10,000	12,500	40,000
Michael Lytton (Vice Chairman)	7,500	10,000	31,500	30,000
Metin Colpan, Ph.D.	19,400	10,000	10,000	22,500
Prabhavathi Fernandes, Ph.D.	—	—	10,000	25,000
James Frates	1,000	—	—	30,000
Peter Preuss	87,500	—	22,500	25,000